Video Descriptions

The Ogden's Own Distillery offering profile contains two videos. The first provides a narrated overview of the history of Ogden's Own Distillery, available product offerings, the history of Ogden, UT, and various awards won by the company.

The second video contains a voiceover description of the pitch deck, which has been included in the offering materials.